03007867

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Champion Natural Health.com Inc

*CURRENT ADDRESS 7 Bishop Avenue
Suite 404
Willowdale, Ontario
M2M 4J4

**FORMER NAME

PROCESSED
APR 10 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4485

FISCAL YEAR 3/31/00

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 3/31/03

82-4485

ARIS
3/31/00

CHAMPION GOLD RESOURCES INC.

FINANCIAL STATEMENTS

MARCH 31, 2000

CHAMPION GOLD RESOURCES INC.

MARCH 31, 2000

CONTENTS

AUDITOR'S REPORT

To the Shareholders of
CHAMPION GOLD RESOURCES INC.

I have audited the balance sheets of **CHAMPION GOLD RESOURCES INC.** as at March 31, 2000 and 1999 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted an audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.

(Signed)

JACK L. SEGAL, B. COMM.
Chartered Accountant

Toronto, Ontario
June 21, 2000 (except for Note 15,
which is dated July 21, 2000)

CHAMPION GOLD RESOURCES INC.

BALANCE SHEETS

MARCH 31, 2000

ASSETS

	2000	1999 (Note 13)
CURRENT		
Cash	$ 16,201	$ 47,084
Accounts receivable (Note 3)	50,000	-
Mortgages receivable (Note 4)	4,067	3,400
Deposits	622	622
Assets of discontinued operations (Note 3)	-	281,163
	70,890	332,269
MORTGAGES RECEIVABLE (Note 4)	65,405	69,790
INVESTMENT IN SECURITIES	44,160	170,902
INVESTMENT IN A SUBSIDIARY	1	1
CAPITAL (Note 5)	112,587	118,568
REVENUE PRODUCING PROPERTIES (Note 6)	54,124	56,379
LOANS RECEIVABLE (Note 7(a))	52,932	55,532
	$ 400,099	$ 803,441

LIABILITIES

	2000	1999
CURRENT		
Accounts payable and accrued liabilities (Note 7(c))	$ 63,916	$ 53,283
Mortgages payable (Note 8)	6,200	5,544
Loan payable (Note 7(b))	60,997	69,548
	131,113	128,375
MORTGAGES PAYABLE (Note 8)	98,986	105,051
	230,099	233,426

SHAREHOLDERS' EQUITY

	2000	1999
CAPITAL STOCK (Note 9)	928,652	6,703,267
CONTRIBUTED SURPLUS	10,211	10,211
	938,863	6,713,478
DEFICIT	(768,863)	(6,143,463)
	170,000	570,015
	$ 400,099	$ 803,441

See accompanying notes to financial statements.

APPROVED ON BEHALF OF THE BOARD:

(Signed)
Director - Larry Melnick

(Signed)
Director - Sophie Melnick

CHAMPION GOLD RESOURCES INC.

STATEMENT OF OPERATIONS AND DEFICIT

FOR THE YEAR ENDED MARCH 31, 2000

	2000	1999 (Note 13)
INCOME		
Rent	$ 16,252	$ 16,172
Interest	17,134	7,298
	33,386	23,470
EXPENSES		
Shareholders' information	7,132	6,436
Professional fees	19,572	15,982
Officers' remuneration	24,000	24,000
General	17,887	9,574
Mortgage interest	9,735	11,037
Amortization	8,236	8,659
Rental	6,740	7,720
Transfer agent's fees and expenses	7,911	8,378
Maintenance fees	5,389	5,327
	106,602	97,113
Loss on sale/foreclosure of condominium townhouses	-	15,889
Write-down of investment in securities	126,742	-
	233,344	113,002
LOSS FROM CONTINUING OPERATIONS	(199,958)	(89,532)
DISCONTINUED OPERATIONS		
Write-down of mining claims and related expenditures	-	173,309
Loss on sale of mining claims	243,609	-
	243,609	173,309
NET LOSS FOR THE YEAR	(443,567)	(262,841)
DEFICIT, beginning of year	(6,143,463)	(5,880,622)
	(6,587,030)	(6,143,463)
Stated capital reduction (Note 9)	5,818,167	-
DEFICIT, end of year	$ (768,863)	$ (6,143,463)
LOSS PER SHARE (Note 10)		
From continuing operations	$ (0.04)	$ (0.02)
From discontinued operations	(0.04)	(0.03)
	$ (0.08)	$ (0.05)

See accompanying notes to financial statements.

CHAMPION GOLD RESOURCES INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2000

	2000	1999
		(Note 13)
OPERATING ACTIVITIES		
Loss from continuing operations	$ (199,958)	$ (89,532)
Amortization	8,236	8,659
Write-down of investment in securities	126,742	-
Loss due to condominium townhouse foreclosures	-	15,889
	(64,980)	(64,984)
Accounts receivable	(50,000)	-
Accounts payable	10,633	11,963
Loan payable	(8,551)	56,660
	(112,898)	3,639
FINANCING ACTIVITIES		
Issuance of multiple voting shares for cash	43,552	-
Mortgage payable	(5,409)	(23,745)
Demand bank loans	-	(1,500)
	38,143	(25,245)
INVESTING ACTIVITIES		
Proceeds on sale of mining claims	50,000	-
Mining claims and deferred exploration expenditures	(12,446)	(34,203)
Mortgages receivable	3,718	3,400
Sale of condominium townhouse	-	23,998
Home ownership assistance loan (Note 7)	2,600	2,400
	43,872	(4,405)
CHANGE IN CASH	(30,883)	(26,011)
CASH, beginning of year	47,084	73,095
CASH, end of year	$ 16,201	$ 47,084

See accompanying notes to financial statements.

CHAMPION GOLD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2000

1. DESCRIPTION OF BUSINESS

The Company is currently an investment and real estate holding company. Prior to fiscal 2000, the Company was also involved in exploration of resource properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

During the year, the Company discontinued its resource exploration activities and sold and/or otherwise disposed of all of its mining claims, the majority of which were held through the Company's wholly-owned subsidiaries, Barton Bay Resources Inc. and Panegyric Resources Explorations Ltd.

The comparative figures include the accounts of the Company and its wholly-owned subsidiaries.

(b) Securities

Securities which represent shares of public companies are carried at the lower of cost and net realizable value. The original cost of the securities is $170,902.

(c) Foreign Currency Translation

Accounts stated in other currencies are translated as follows:

- monetary assets and liabilities at year-end rate;
- non-monetary assets at historical rates;
- revenue and expenses at average exchange rate in effect during the accounting period.

Exchange gains or losses are included in earnings except those relating to the translation of foreign denominated monetary items with a fixed life. These gains or losses are deferred and amortized over the life of the related monetary items.

(d) Capital Assets and Revenue Producing Properties

These assets are stated at cost. Amortization is being provided for at the following annual rates:

Furniture	- 20%
Computer equipment	- 30%
Condominium	- 5%
Townhouse	- 4%

CHAMPION GOLD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2000

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(e) **Estimates**

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

3. **SALE OF BARTON BAY RESOURCES INC.**

During the year, the Company sold its investment in Barton Bay Resources Inc., a wholly-owned subsidiary. Concurrently, the Company discontinued its resource exploration activities. The net sale price was $50,000.

Resource properties are presented in the accompanying financial statements as discontinued operations.

4. **MORTGAGES RECEIVABLE**

Three wrap around first mortgages receivable bear interest at 9% per annum, payable in blended monthly payments of $846 and are due November 20, 2002.

5. **CAPITAL ASSETS**

	2000			1999
	Cost	Accumulated Amortization	Net	Net
Condominium	$ 182,757	$ 70,452	$ 112,305	$ 118,216
Furniture and equipment	4,278	3,996	282	352
	$ 187,035	$ 74,448	$ 112,587	$ 118,568

The bank has provided a line of credit of $100,000 which is secured by a lien on the condominium.

CHAMPION GOLD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2000

6. REVENUE PRODUCING PROPERTIES

At March 31, 2000, the Company owns 6 townhouse units in Houston, Texas (1999 - 6 units).

	2000			1999
	Cost	Accumulated Amortization	Net	Net
Townhouses	$ 65,491	$ 11,367	$ 54,124	$ 56,379

7. RELATED PARTY TRANSACTIONS

(a) Loans receivable from an officer and director are non-interest bearing and consist of following:

	2000	1999
(i) Share purchase assistance loan secured by the related shares purchased, due on June 17, 2008	$ 42,532	$ 42,532
(ii) Home ownership assistance loan	10,400	13,000
	$ 52,932	$ 55,532

(b) The loan payable to an officer and director is non-interest bearing and is due on demand.

(c) Accounts payable and accrued liabilities include $24,000 (1999 - $34,000) in accrued salary to an officer.

8. MORTGAGES PAYABLE

First mortgages payable on Timberwood townhouses (Note 6) bear interest at 9% per annum, payable in monthly payments of $1,262 and are due November 20, 2002.

The aggregate principal payments due over the next three years are as follows.

2001	$ 6,200
2002	6,633
November 20, 2002	92,353
	$ 105,186

CHAMPION GOLD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2000

9. CAPITAL STOCK

Authorized
Unlimited number of subordinate voting shares, entitled to 1 vote per share
Unlimited number of multiple voting shares, entitled to 50 votes per share
Unlimited number of Class A shares, issuable in series
Unlimited number of Class B shares, issuable in series

Issued	**Shares**	**Value**
		$
Subordinate Voting Shares		
Balance, March 31, 1998 and 1999	5,641,377	6,621,608
Stated capital reduction	-	(5,818,167)
Balance, March 31, 2000	5,641,377	803,441
Multiple Voting Shares		
Balance March 31, 1998 and 1999	108,879	81,659
Shares issued for cash	108,879	43,552
	217,758	125,211
Balance, March 31, 2000	5,859,135	928,652

Share Capital Reduction

By a special resolution, shareholders of the company reduced the stated capital of the subordinate voting shares by $5,818,167, being the amount of the stated capital account not represented by realizable assets.

Officers' and Directors' Options

As at March 31, 2000, there were options outstanding to officers and directors to purchase up to 57,500 subordinate voting shares at $1.25 per subordinate voting share until July 3, 2001, and there were options outstanding to an officer and director to purchase up to 200,000 subordinate voting shares at $1.21 per subordinate voting share until March 6, 2002.

10. LOSS PER SHARE

Loss per share is calculated using the weighted average number of shares outstanding during the year of 5,804,696 (1998 - 5,750,256). Outstanding options have no dilutive effect on loss per share.

CHAMPION GOLD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2000

11. FINANCIAL INSTRUMENTS

The Company is currently an investment and real estate holding company.

The carrying amounts reflected in the balance sheet for deposits, accounts payable and accrued liabilities, loans receivable and loan payable approximate fair value due to the short maturities of these instruments.

The carrying amounts for mortgages receivable and mortgages payable approximate fair market value due to the prevailing interest rates.

12. INCOME TAXES

As at March 31, 2000, the Company has non-capital losses totalling $800,000 carried forward for income tax purposes which are available to reduce future years' taxable income. The losses expire at various dates through 2007. The Company has allowable capital losses totalling $1,661,000 which can be carried forward indefinitely to reduce future capital gains.

The Company has a total of $130,000 in Canadian resource related deductions available to reduce future taxable income.

Future Tax Assets

	2000	1999
Net operating loss carry-forwards	$ 800,000	$ 800,000
Allowable capital loss carry-forwards	1,717,000	1,531,000
Exploration and development expenditures	130,000	130,000
	2,647,000	2,461,000
Less: Valuation allowance	2,647,000	2,461,000
Net future income tax assets	$ -	$ -

13. COMPARATIVE FIGURES

Certain of the comparative figures were reclassified to conform to the current year's presentation.

14. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to the efforts of customers, suppliers, or other third parties, have been fully resolved.

CHAMPION GOLD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2000

15. SUBSEQUENT EVENT

On July 21, 2000, the Company amended its articles as follows:

(a) increasing the voting rights attached to each of the issued and outstanding multiple voting shares from fifty to one hundred votes, for each multiple voting share held;

(b) consolidating each of the issued and outstanding subordinate voting shares by changing each five issued and outstanding subordinate voting shares into one subordinate voting share;

(c) changing the name of the Company to "Champion Natural Health.com Inc.".

CHAMPION NATURAL HEALTH.COM INC.
(formerly Champion Gold Resources Inc.)
7 Bishop Avenue
Suite 404
Willowdale, Ontario
M2M 4J4

INFORMATION CIRCULAR
AS AT JULY 27, 2000

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CHAMPION NATURAL HEALTH.COM INC. (formerly Champion Gold Resources Inc.) (the "Company") of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the "Meeting") to be held at the Cambridge Suites Hotel, 15 Richmond Street East, Executive Boardroom, Toronto, Ontario on Thursday, August 31, 2000 at 3:00 o'clock in the afternoon (Toronto time) and at any adjournment thereof for the purposes set forth in the enclosed Notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the directors and/or officers of the Company at nominal cost. The cost of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this circular, the notice of meeting and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.

ELECTION OF DIRECTORS

The board of directors consists of a minimum of three (3) and a maximum of eight (8) directors to be elected annually. The directors of the Company are empowered to determine the number of directors to be elected at the annual meeting of shareholders. The directors have established the number to be elected at the meeting to be three (3) directors. The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employments, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name, Office and Principal Occupation (1)	Director Since	No. of Voting Securities Owned, Controlled or Directed as at July 27, 2000(2)
Larry Melnick(3) President, Secretary-Treasurer and Director. Self employed consultant.	February 22, 1988	60,190 subordinate voting 217,758 multiple voting
Sophie Melnick(3) Director. Retired.	September 28, 1993	1,000 subordinate voting
Michael Carsell(3) Director. Construction Worker.	July 20, 1992	400 subordinate voting

Notes:

(1) The principal occupations of the each of the nominees during the past five years is as set forth above.

(2) The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(3) Member of the audit committee.

The term of office of each director will be from the date of the meeting at which he is elected until the next annual meeting, or until his successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, **IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.**

EXECUTIVE COMPENSATION

Compensation Summary

The table below sets forth information concerning the compensation of the Company's chief executive officer for the Company's fiscal years ended March 31, 2000, 1999 and 1998.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compensation ($)
	ANNUAL COMPENSATION				LONG-TERM COMPENSATION			
					Awards		Payouts	
Larry Melnick President	2000	$24,000	Nil	Nil	227,500(3)	Nil	Nil	Nil
	1999	$24,000	Nil	Nil	227,500(3)	Nil	Nil	Nil
	1998	$24,000	Nil	Nil	227,500(3)	Nil	Nil	Nil

Notes:
(1) Stock appreciation rights.
(2) Long term incentive plans.
(3) Subordinate voting shares. Prior to consolidation on a 1:5 basis effective July 21, 2000.

Long Term Incentive Plan Awards

The Company has no long term incentive plan.

Stock Option Plan

On August 29, 1994, the shareholders of the Company approved the establishment of a stock option plan (the "Plan") relating to the subordinate voting shares of the Company. On September 24, 1998 shareholders of the Company approved an increase in the number of subordinate voting shares of the Company to be granted under the Plan. Eligibility for participation in the Plan is restricted to directors, officers, employees and consultants of the Company and its affiliates. The number of shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 200,000 subordinate voting shares in the aggregate and with respect to any one optionee 5% of the number of issued and outstanding subordinate voting shares of the Company at the date of the grant of the option. The exercise price of any option granted under the Plan may not be less than the fair market value (i.e., the prevailing market price) of the subordinate voting shares at the time the option is granted. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed ten years and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director and/or officer of the Company, or upon the retirement, permanent disability or death of an optionee. The options are non-transferable.

Stock Option Grants

No options to purchase or acquire securities of the Company were granted during the financial year ended March 31, 2000 to the Company's chief executive officer or directors.

Stock Options Exercised and Held

The following information concerns each exercise of options during the most recently completed financial year ended March 31, 2000 by the Company's chief executive officer and the financial year-end value of unexercised options held, on an aggregated basis.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Larry Melnick	Nil	$Nil	227,500[(1)(3)]/Nil	$Nil [(2)(3)]/$Nil

Notes:

(1) Options to purchase 200,000 subordinate voting shares at a price of $1.21 per share exercisable on or before March 6, 2002 and options to purchase 27,500 subordinate voting shares at a price of $1.25 exercisable on or before July 3, 2001.

(2) Based on the last bid price of $0.05 and a last trade of $0.05 per share for the subordinate voting shares of the Company on the Canadian Dealing Network on March 31, 2000.

(3) Prior to consolidation on a 1:5 basis effective July 21, 2000.

Employment and Management Agreements

The Company entered into an employment agreement made as of May 30, 1988, as amended, with Mr. Larry Melnick, 7 Bishop Avenue, Suite 404, Willowdale, Ontario pursuant to which the Company employs Mr. Melnick as President of the Company at a salary of $800 per month ($2,000 per month prior to January 1, 1991). The original term of the agreement was for one year commencing June 1, 1988, automatically renewable up to five years and subject to termination upon 60 days notice. On August 20, 1993 the board of directors further amended the employment agreement to provide that the term of employment could be automatically renewed on a yearly basis for a further term of up to five years. On August 11, 1998 the board of directors further amended the employment agreement to provide that the term of employment could be automatically renewed on a yearly basis for a further term of up to five years. Pursuant to the employment agreement, during the fiscal year ended March 31, 2000 the Company became obligated to pay to Mr. Melnick $9,600 (of which $Nil was paid).

On August 20, 1993, the Company entered into a management agreement with Mr. Melnick, to have effect from June 1, 1993, whereunder Mr. Melnick agreed to provide managerial and consulting services to the Company and hold the office of President of the Company. In consideration of such services, the Company agreed to pay to Mr. Melnick the sum of $1,200 per month. The term of such agreement was for five years commencing June 1, 1993, and was automatically renewable thereafter from year to year and may be earlier terminated by either party on ninety days written notice. On August 11, 1998 the board of directors amended the management agreement to provide that the term of employment could be automatically renewed on a yearly basis for a further term of up to five years. Upon termination prior to May 30, 2003 (including deemed termination in the event two or more persons who are not nominees of management of the Company are elected to the board of directors) Mr. Melnick shall be paid a lump sum severance payment equal to the balance of the payments to be paid in respect of the unexpired original term thereof. During the fiscal year of the Company ended March 31, 2000, the Company became obligated to pay to Mr. Melnick the sum of $14,400 pursuant to such management agreement (of which $Nil was paid).

Compensation of Directors

During the fiscal year ended March 31, 2000, no compensation was paid to the directors of the Company and no options to acquire subordinate voting shares were granted to or exercised by the directors of the Company.

Indebtedness of Directors, Executive Officers and Senior Officers

The following information concerns each individual who is, or at any time during the most recently completed financial year of the Company ended March 31, 2000 was, a director, executive officer or senior officer of the Company, each proposed nominee for election as a director of the Company and each associate of any such director, officer or proposed nominee, who is, or at any time since the beginning of the most recently completed financial year of the Company ended March 31, 2000 has been, indebted in the amount of $25,000 or more to the Company or any of its subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company (or any of its subsidiaries) in connection with a purchase of securities of the Company or any of its subsidiaries. As at the date hereof, all of the officers, directors, employees and former officers, directors and employees of the Company or any of its subsidiaries are indebted to the Company or any of its subsidiaries or to another entity the indebtedness to which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries in connection with a purchase of securities in the aggregate amount of $42,532. See "Other Material Facts - Share Purchase Assistance Loan Agreement."

Table of Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Programs

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Financial Year Ended March 31, 2000 ($)	Amount Outstanding as at July 27, 2000 ($)	Financially Assisted Securities Purchases During Financial Year Ended March 31, 2000 ($)	Security for Indebtedness
Larry Melnick President	The Company is the Lender	$42,532	$42,532	$Nil	Pledge of Shares

The following information concerns each individual who is, or at any time during the most recently completed financial year of the Company ended March 31, 2000 was, a director, executive officer or senior officer of the Company, each proposed nominee for election as a director of the Company and each associate of any such director, officer or proposed nominee, who is, or at any time since the beginning of the most recently completed financial year of the Company ended March 31, 2000 has been, indebted to the Company or any of its subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company (or any of its subsidiaries) other than in connection with a purchase of securities of the Company or any of its subsidiaries. As at the date hereof, all of the officers, directors, employees and former officers, directors and employees of the Company or any of its subsidiaries are indebted to the Company or any of its subsidiaries or to another entity the indebtedness to which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than in connection with a purchase of securities in the aggregate amount of $10,400. See "Other Material Facts – Financial Assistance to Employee".

Table of Indebtedness of Directors, Executive Officers and Senior Officers Other than Under Securities Purchase Programs

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During the Financial Year Ended March 31, 2000 ($)	Amount Outstanding as at July 27, 2000 ($)
Larry Melnick President	The Company is the Lender	$13,000	$10,400

APPOINTMENT OF AUDITOR

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF JACK L. SEGAL, CHARTERED ACCOUNTANT, AS AUDITOR OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX HIS REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Jack L. Segal was first appointed auditor of the Company on March 3, 1998.

REPORT OF DIRECTORS AND AUDITED FINANCIAL STATEMENTS

The 2000 Annual Report, including the financial statements for the fiscal year ended March 31, 2000 and the report of the auditor thereon are annexed to the Information Circular and will be submitted to the meeting of shareholders. Receipt at such meeting of the auditor's report and the Company's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

SPECIAL BUSINESS

Arms' Length Private Placements and Debt Settlements

A quickly accessible and cost effective source of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing business activities and to make acquisitions, the Company may arrange private placement subscriptions for shares. The Company may also issue shares to arm's length creditors of the Company by way of private placements in satisfaction of indebtedness.

Shareholders are being asked to pass a resolution authorizing the Company to enter into private placement agreements with arm's length subscribers or debt settlement agreements with arm's length creditors during the ensuing twelve month period providing for the issuance of up to 100% of the number of subordinate voting shares outstanding as at the date of the meeting (namely 1,128,276 subordinate voting shares as presently constituted after giving effect to the consolidation of the subordinate voting shares on a 1:5 basis effective July 21, 2000). It is not the current intention of management to issue the entire number of shares authorized pursuant to the proposed resolution. However, certain rules and policies of the Ontario Securities Commission and the rules and regulations of most Canadian stock exchanges ("Securities Legislation") require the approval of shareholders for a private placement (including debt settlements by way of a private placement) if, among other things, the number of shares of the class proposed to be issued is equal to or greater than 25% of the number of the issuer shares of that class outstanding before giving effect to the issuance of the shares which are subject of the private placement (and for purposes of such calculation, any warrant forming part of the private placement are usually deemed to have been exercised).

Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements and debt settlements to be entered into during the next twelve months. Blanket approval will obviate the necessity of obtaining shareholder approval for each specific private placement or debt settlement thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company's administrative costs relating to such private placements or debt settlements.

The private placements will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Similarly, the Company will only agree to issue shares to settle debt owed by the Company to arm's length creditors if management believes the settlement terms are reasonable in the circumstances. No change in the control of the Company will result from the private placements or debt settlements. All private placements and debt settlements authorized hereunder will be made with, respectively, arm's length placees and arm's length creditors and the subscription prices will comply with applicable Securities Legislation.

In the event that shareholders do not pass the resolution authorizing the Company to issue up to 100% of the number of subordinate voting shares outstanding as at the date of the meeting (namely 1,128,276 subordinate voting shares as presently constituted after giving effect to the consolidation of the subordinate voting shares on a 1:5 basis effective July 21, 2000) by way of private placements with arm's length subscribers or in settlement of debt with arm's length creditors, the Company may be required to seek shareholder approval for private placements or debt settlements negotiated hereafter.

In order to approve the above resolution, a majority of the votes cast at the meeting must be voted in favour thereof. A copy of such resolution is annexed as Exhibit "I" to the Notice of Meeting. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF AUTHORIZING PRIVATE PLACEMENTS UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE VOTED AGAINST THE RESOLUTION.**

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange has adopted guidelines regarding the disclosure by companies of their approach to corporate governance (the "Guidelines"). This section of the information circular is management's voluntary response to the Guidelines.

The Guidelines recognize that some of the recommendations for corporate governance that are made may be overly expensive and thus inappropriate for some companies. The Board of Directors considered the Guidelines and rejected those which the Board of Directors felt were overly expensive and inappropriate for the size of the Company. The Board of Directors concluded that adding such overhead costs would needlessly reduce the return on shareholders' equity.

The Role of the Board of Directors

The role of the Board of Directors is to oversee the conduct of the Company's business and to supervise management, which is responsible for the day-to-day conduct of business. In addition, the Board of Directors' function is to ensure that no issue affecting the business and affairs of the Company goes unaddressed.

The Board of Directors discharges five principal responsibilities as part of its overall stewardship responsibility of the Company:

Strategic planning process: given the Company's size, its strategic plan is elaborated directly by the Board of Directors with the assistance of management;

Managing risk: the Board of Directors directly oversees most aspects of the business of the Company and thus, does not require the elaboration of "systems" or the creation of committees to effectively monitor and manage the principal risks of all aspects of the business of the Company;

Appointing, training and monitoring senior management: no elaborate system of selection, training and assessment of management has been established, as these would prove too costly; however, the Board of Directors closely monitors management's performance, which is measured against the overall strategic plan, through regular meetings with management;

Communication policy: it is and has always been the Board of Directors' unwritten policy to communicate effectively with its shareholders, other stakeholders and the public generally through statutory filings and mailings, as well as press releases; the shareholders are also given an opportunity to make comments or suggestions at shareholders meetings; these comments and suggestions are then factored into the Board of Directors' decisions;

Ensuring the integrity of the Company's internal control and management information systems: given the involvement of the Board of Directors in operations, the reports from and the meetings with management, the Board of Directors can effectively track and monitor the implementation of approved strategies.

The Composition of the Board of Directors and
the Establishment of Board of Directors Committees

The Company's Board of Directors is currently comprised of three directors of which one can be defined as an "unrelated director", that is, a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the their ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. A majority of the directors are outside directors.

The Board of Directors presently has one committee, namely an audit committee comprised of three directors, a majority of whom are outside directors and one of whom is an unrelated director.

The Board of Directors does not have a separate process for assessing the effectiveness of the Board of Directors as a whole, any committees of the Board of Directors or the contribution of individual directors. However, each Board member and the Board of Directors as a whole is free at any time to raise any issues which may arise with respect to the effectiveness of the Board of Directors or any individual member.

The audit committee is responsible for all matters related to the preparation, report and audit of the financial performance of the Company both internally and to its members. Included as its principal responsibilities the audit committee is required:

(a) to satisfy itself that the Company's annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend to the Board of Directors whether the annual statements should be approved; and

(b) to ensure that the external audit function has been effectively carried out and that any matter which the external auditors wish to bring to the Board of Directors' attention has been addressed.

In keeping with the Guidelines, the Board of Directors examined the possibility of setting up other committees. It was decided that no additional committees would be created during the course of the next fiscal year in addition to the audit committee.

The Company does not provide a formal orientation and education programme for new directors. However, new directors are given an opportunity to familiarize themselves with the Company by meeting other members of the Board of Directors as well as members of management. Moreover, new directors are invited to meet with the Company's solicitors to be familiarized with their legal responsibilities.

The Board of Directors' Performance and Directors' Compensation

Without convening a special meeting for this purpose, the Board of Directors periodically undertakes an assessment exercise addressing its effectiveness, with input from management.

Board of Directors remuneration is divulged in the information circular which is sent to shareholders prior to shareholder meetings.

The Board of Directors' Relations with Management

Mr. Larry Melnick, President of the Company is on the Board of Directors. However, the Board of Directors feels that this is not an impediment to the proper discharge of the Board of Directors' responsibilities. Furthermore, the interaction between Mr. Larry Melnick and Board of Directors members both inside and outside of Board of Directors meetings ensures that the Board of Directors is properly informed and that the Board of Directors members' experience is brought to bear when needed by management.

The Company's Board of Directors remains sensitive to the corporate governance issues raised by the Guidelines and has sought to evaluate current systems to ensure an effective discharge of the Board of Directors' responsibilities without incurring unnecessary overhead costs or reducing the return on shareholders' equity.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year or any associate of any such director or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Information Circular.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the meeting of shareholders other than as set forth in the notice of meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Company. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM AT THE MEETING MAY DO SO** by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must, in all cases, deposit the completed proxy with the Company's transfer agent and registrar Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, not later than 4:30 p.m. (Toronto time) on August 29, 2000, or if the meeting is adjourned, not later than 48 hours, excluding Saturdays and holidays, proceeding the time of such adjourned meeting. A proxy should be executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the meeting on the day of such meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the meeting has the right to vote in person and, if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the meeting, the shares represented by the proxy shall be voting accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND FOR EACH ITEM OF SPECIAL BUSINESS, AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.** At the time of printing this circular, the management of the Company knows of no such amendments, variations or other matters to come before the meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

At the date hereof, the Company has outstanding 217,758 multiple voting shares, each of which carries one hundred votes per share and 1,128,276 subordinate voting shares, each of which carries one vote per share. To the knowledge of the directors and officers of the Company, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of the Company are:

Number of Shareholder	Approximate No. of Securities So Owned, Controlled or Directed	Percent of the Class of Outstanding Voting Securities So Owned
Larry Melnick	217,758 Multiple Voting 60,190 Subordinate Voting	100% 5.33%

Persons registered on the books of the Company at the close of business on July 24, 2000 (the "record date") and persons who are transferees of any shares acquired after such record date and who have produced properly endorsed certificates evidencing such shares or who otherwise establish ownership thereof sand demand, not later than 10 days before the annual and special meeting, that their names be included in the list of shareholders, are entitled to vote at the annual and special meeting of the Company.

Conversion of Multiple Voting Shares Purchased under a Takeover Bid

If an offeror shall directly or indirectly purchase multiple voting shares pursuant to an offer (i) which is a take-over bid as defined by the securities legislation applicable to such offer or (ii) which, if such securities legislation defines the threshold for a takeover bid in terms of a certain stated portion or percentage of securities (whether or not of any particular class or type) of a company or other issuer, would have been a takeover bid as defined by such securities legislation had such securities legislation not so defined such threshold but rather had defined such threshold as being voting securities of a corporation carrying the same stated portion or percentage of the votes carried by all securities, in the aggregate, of such corporation entitling the holders thereof to vote in an election of the directors of such corporation, under circumstances that such offeror would have been required by the securities legislation applicable to such offer to make that same offer, or a follow-up offer, for subordinate voting shares had such offer been made in respect of subordinate voting shares (and not the multiple voting shares) and had such offer constituted a take-over-bid as defined by such securities legislation, then the multiple voting shares so purchased shall be deemed to have been converted, immediately prior to the time that such offer was made, into an equal number of such subordinate voting shares unless either:

(i) the purchase was made pursuant to a take-over bid offer made to all holders of multiple voting shares resident in Canada, which take-over bid offer was also made to all holders of subordinate voting shares resident in Canada on terms which on all material respects treated such holders as if the shares of any such class which they held together comprised the same class of shares, or

(ii) not earlier than five business days prior to the date upon which the offer which constituted such take-over bid was made, and not later then the time that such purchase was completed, the purchaser or purchasers of such multiple voting shares made an unconditional offer to all holders of subordinate voting shares resident in Canada to purchase all subordinate voting shares held by them at a price per share at least as high, and payable in identical consideration, as the highest price per share paid pursuant to such take-over bid for any of the multiple voting shares so purchased.

OTHER MATERIAL FACTS

Share Purchase Assistance Loan Agreement

Pursuant to an agreement (the "Loan Agreement") made as of June 17, 1988 between Larry Melnick, National Trust Company and the Company, the Company lent Larry Melnick the sum of $73,750 to enable him to subscribe for securities of the Company. The funds lent pursuant to the Loan Agreement are interest free and become due and payable on June 17, 2008 (originally June 17, 1998). The securities of the Company acquired with the funds, namely 368,750 units ("Units"), each Unit being comprised of one (1) Common Share and one Series A Warrant entitling the holder to purchase one (1) Common Share at a price of $0.30 per share on or before June 17, 1993, (which expired unexercised) which as a result of the filing of articles of amendment effective October 4, 1994 and July 21, 2000 became an aggregate of 2,950 subordinate voting shares, are pledged and held in trust to secure the funds lent. The Loan Agreement was authorized by the board of directors of the Company on April 20, 1988 and shareholders approved and confirmed the directors actions on June 17, 1988. The balance owing to the Company is $42,532. On August 11, 1998, the board of directors of the Company passed a resolution extending the maturity date of the Loan Agreement to June 17, 2008 and shareholders approved and confirmed the directors actions on September 24, 1998.

Shareholder Advances

During the fiscal year ended March 31, 2000, $8,551 was repaid to Mr. Larry Melnick by the Company decreasing the aggregate amount of advances made by Mr. Melnick to the Company to $60,997. Such amount is interest free and payable on demand.

Financial Assistance to Employee

Pursuant to an agreement made as of September 1, 1994 between the Company and Mr. Larry Melnick, the President, Secretary-Treasurer, a director and a shareholder of the Company, the Company lent Mr. Melnick the sum of $24,000 to enable Mr. Melnick to purchase living accommodation for his occupation. The loan, the principal amount of $24,000, is non-interest bearing and is repayable as to principal only at the rate of $200 per month, resulting in full repayment 10 years from the date of advance. The loan may be prepaid in part or in full at any time. The financial assistance was approved by shareholders of the Company on August 29, 1994. The balance owing to the Company as at the date hereof is $10,400.

Amendment to Articles of the Company

Effective July 21, 2000 the articles of the Company were amended as follows:

(a) revising the provisions prohibiting subdivision consolidation or change of the subordinate voting shares or multiple voting shares unless the issued shares of each class are subdivided, consolidated or otherwise changed in the same proportion and in the same manner;

(b) increasing the voting rights attached to each of the issued and outstanding multiple voting shares of the Company from fifty (50) votes to one hundred (100) votes for each multiple voting share held;

(c) consolidating each of the issued and outstanding subordinate voting shares of the Company by changing each five (5) issued subordinate voting shares without par value into one (1) subordinate voting share (1:5), subject to upward adjustment in the event the consolidation would otherwise result in a shareholder of the Company holding a fraction of a share, in which case such shareholder shall receive one (1) whole share of the Company for each such fraction; and

(d) changing the name of the Company to "Champion Natural Health.com Inc.".

GENERAL

Except where otherwise indicated, information contained herein is given as of July 27, 2000.

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by the directors of the Company.

DATED this 27th day of July, 2000.

(Signed)

Larry Melnick, President